FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 25, 2015

Commission File Number: 001-34718

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA (THE "UNITED STATES") OR IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT.

25 November 2015

THE ROYAL BANK OF SCOTLAND PLC ANNOUNCES PRICING AND FINAL RESULTS OF CASH TENDER OFFERS FOR CERTAIN EURO AND POUNDS STERLING NOTES

On 17 November 2015, The Royal Bank of Scotland plc (the "Offeror") invited Holders of the notes listed below (the "Notes") to tender their Notes for purchase by the Offeror for cash (the "Offers") on the terms of, and subject to the conditions contained in, a tender offer memorandum dated 17 November 2015 (the "Tender Offer Memorandum").

Capitalised terms used but not otherwise defined in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum.

The Offeror hereby announces that it will accept for purchase all Notes validly tendered under the relevant Offers and that:

(i) the aggregate principal amount of each Series of Notes validly accepted for purchase;

(ii) the relevant Purchase Price in respect of each Series of Notes so accepted; and

(iii) the relevant Sterling Purchase Yield and Benchmark Security Rate for each Series of the Sterling Notes so accepted,

               are as follows:

Title of Series	ISIN / Common Code	Current Principal Amount Outstanding (Principal Amount Outstanding post-settlement of the Offers)	Aggregate Principal Amount accepted for purchase	Relevant Benchmark Security Rate	Sterling Purchase Yield	Purchase Price*	Accrued Interest**
Euro Notes
€2,000,000,000 4.875 per cent. Notes due 2017	XS0480133338 / 048013333	€1,340,854,000 (€890,250,000)	€450,604,000	N/A	N/A	105.556%	€41.94
Sterling Notes
£519,943,000 6.00 per cent. Notes due 2017	XS0497707744 / 049770774	£334,430,000 (£148,445,000)	£185,985,000	0.467%	1.321%	106.720%	£32.30
£924,613,000 7.50 per cent. Notes due 2024	XS0423325181 / 042332518	£888,225,000 (£306,186,000)	£582,039,000	1.774%	2.945%	133.716%	£6.56
£739,033,000 6.875 per cent. Notes due 2025	XS0497709286 / 049770928	£572,260,000 (£219,620,000)	£352,640,000	1.746%	2.917%	132.294%	£37.00
£125,000,000 6.375 per cent. Notes due 2028	XS0107382532 / 010738253	£125,000,000 (£45,216,000)	£79,784,000	2.003%	3.635%	128.016%	£62.51

* expressed as a percentage of the principal amount of the relevant Notes accepted for purchase pursuant to the relevant Offer

** Accrued Interest per €1,000 or £1,000, as applicable, in principal amount of the relevant Notes. Accrued Interest represents interest accrued and unpaid on the relevant Notes from (and including) the immediately preceding interest payment date for such Notes to (but excluding) the Settlement Date.

General

Payment of the relevant Purchase Price and applicable Accrued Interest in respect of Notes accepted pursuant to the Offers is expected to take place on 30 November 2015. Following settlement of the Offers, the Offeror intends to cancel any Notes purchased pursuant to the Offers.

Notes that are not tendered or accepted for purchase pursuant to the relevant Offer will remain outstanding.

FURTHER INFORMATION

Lucid Issuer Services Limited has been appointed by the Offeror as Tender Agent (the "Tender Agent") for the purposes of the Offers.

The Royal Bank of Scotland plc has been appointed as Global Arranger and Lead Dealer Manager and Deutsche Bank AG, London Branch and UBS Limited have been appointed as Joint Dealer Managers (together, with the Global Arranger and Lead Dealer Manager, the "Dealer Managers") in connection with the Offers.

Requests for information and for any documents or materials relating to the Offers should be directed to:

GLOBAL ARRANGER AND LEAD DEALER MANAGER
The Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR Telephone: +44 20 7085 3781 Attention: Liability Management Group Email: liabilitymanagement@rbs.com
JOINT DEALER MANAGERS
Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB Tel: +44 20 7545 8011 Attention: Liability Management Group Email: liability.management@db.com	UBS Limited 1 Finsbury Avenue London EC2M 2PP Tel: +44 207 568 2133 Attention: Liability Management Group Email: OL-liability-management@ubs.com

TENDER AGENT
Lucid Issuer Services Limited Tankerton Works 12 Argyle Walk London WC1H 8HA Telephone: +44 20 7704 0880 Attention: David Shilson Email: rbs@lucid-is.com

DISCLAIMER

Subject to applicable law, the Offeror or any of its affiliates may at any time and from time to time following completion of the Offers purchase remaining outstanding Notes by tender, in the open market, by private agreement or otherwise on such terms and at such prices as the Offeror, or if applicable, its affiliates may determine. Such terms, consideration and prices may be more or less favourable than those offered pursuant to the Offers.

This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which must be read carefully. If any holder of Notes is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. None of the Offeror, the Dealer Managers, the Tender Agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation in connection with the Offers.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Tender Offer Memorandum do not constitute an offer or an invitation to participate in the Offers in the United States or in any other jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable securities laws.  The distribution of this announcement and/or the Tender Offer Memorandum in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Offeror, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 November 2015

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary